Mail Stop 3561
      May 25, 2006

Todd Schuster
CWCapital Commercial Funding Corp.
One Charles River Place
63 Kendrick Street
Needham, Massachusetts  02494

Re:	CWCapital Commercial Funding Corp.
	Amendment No. 2 to the Registration Statement on Form S-3
	Filed May 17, 2006
      File No. 333-132106

Dear Mr. Schuster,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General
1. While we note the text you have added in response to prior comment
2, please revise to provide the form of disclosure you would provide in response to Item 1100(b)(1) by presenting delinquency experience in 30 or 31 day increments through charge-off.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Messeret Nega at (202) 551-3316. If you need further assistance, you may contact me at (202) 551-3454


								Sincerely,


								Sara D. Kalin
								Branch Chief


cc:	Via Facsimile (781) 707-9397
	Scott Spelfogel, Esq.
	CWCapital Commercial Funding Corp.

Mr. Schuster
CWCapital Commercial Funding Corp.
May 25, 2006
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